Exhibit 99.1

Press Release Kornit Digital 12 Ha`Amal St., Afek Park, Rosh-Ha`Ayin 4809246, Israel Tel: +972.3.908.5800 www.kornit.com	Kornit Digital Introduces Presto MAX, Reinventing Design and Applications Capabilities for Custom Textiles on Demand

Investor Contact Andrew G. Backman Global Head of Investor Relations andrew.backman@kornit.com	Next-gen system for sustainable, single-step production efficiency is first in the market to bring white printing on colored fabrics; enables neon colors and will feature XDi technology for 3D decorative applications

October 20, 2021, Rosh Ha’ayn, Israel – Kornit Digital Ltd. (NASDAQ: KRNT), a worldwide market leader in sustainable, on-demand, digital textile production technologies, announced today the release of its Kornit Presto MAX system for sustainable on-demand production of apparel and other textile goods. The new system will make its live debut at Kornit Fashion Week Los Angeles + Industry 4.0 Event, which the company is hosting November 2-5 to showcase technology innovations, partnerships, and proven strategies driving the business case for sustainable, on-demand production of fashion and textile goods worldwide.

“Presto MAX will change the textile industry forever, transforming digital into the catalyst for modernizing the business, breaking the barriers between imagination and physical applications, connecting consumers and fulfillers on a global scale, and truly capitalizing on digital’s promise for delivering both sustainability and profitability, free of waste,” said Ronen Samuel, Kornit Digital Chief Executive Officer. “Whether your business is finished goods or ready-to-use custom fabrics, growing your own brand or supplying the world’s retailers and entrepreneurs, this technology represents the cutting edge of on-demand, unconstrained textile production, in terms of both capability, accessibility, and sustainability. Kornit empowers producers to create more with less, shrink their carbon footprint, and deliver unlimited expression while creating new opportunities and growth.”

Kornit launched its MAX technology in April, and is already field-proven via the Kornit Atlas MAX system, which is today supplying demanding global brands with the high retail quality and application variety needed to grow their product offerings and answer evolving consumers’ needs.

Kornit Presto MAX reflects the company’s commitment to expanding groundbreaking capabilities to all segments of the marketplace, building upon its continuously improving portfolio of technologies to accelerate and empower the industry’s transformation into a more responsive and responsible model.

Introducing never-before-seen capabilities to transform virtual concepts into brilliant custom fabrics for fashion, home décor, and other textile applications, Kornit Presto MAX is the first digital print system to offer white printing on colored fabrics, enhancing decoration capabilities for dark colored fabrics more broadly. It is the only single-step solution—and the most sustainable solution available—for direct-to-fabric printing, delivering the highest quality and softest feel with brilliant whites and brighter neon colors. The system is ready to incorporate future iterations and evolutions of XDi technology—3D decorative applications to produce threadless embroidery, high-density, vinyl, screen transfer, and other innovative effects.

Kornit Presto MAX is compatible with natural fabrics, synthetics, and blends, and includes advanced algorithms for smart autonomous calibration, to deliver high-quality results with short cycle times and minimal manual interruptions or defects. The system was devised for compatibility with the KornitX global fulfillment ecosystem to enable anywhere, anytime production, supporting a true distributed production model that fulfills nearer the end consumer, eliminating time and logistical waste from the experience while empowering brands to ensure quality and consistency across all systems and production sites.

Kornit Presto MAX provides the cornerstone of a smart, efficient, sustainable EcoFactory that empowers producers to cover and integrate more parts of the process, from design to finished product, to decrease their carbon footprint, use minimum manpower, and generate less waste. This means eliminating excessive time, labor, and shipping throughout the value chain, enabling proximity production to meet the accelerated demands of a web-driven global marketplace—revealing new sales channels and clever business models to grow the business long-term.

To learn more about Kornit Presto MAX, please contact Kornit today or register for your front-row seat at Kornit Fashion Week Los Angeles + Industry 4.0 Event.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashion and textile production technologies. The company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.